EAGLE FINANCIAL BANCORP, INC.

6415 Bridgetown Road

Cincinnati, Ohio 45248

May 11, 2017

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Financial Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-216576)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Eagle Financial Bancorp, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 15, 2017 at 12:00 noon, or as soon thereafter as is practicable.

Very truly yours,

/s/ Gary J. Koester
Gary J. Koester
President and Chief Executive Officer